3/11/02

02007638

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-44123

SEC MAIL RECEIVED PROCESSING MAR 01 2002 WASH, D.C. 365 SECTION

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Cohen & Steers Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
757 Third Avenue
(No. and Street)

New York	**New York**	**10017**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Jay J. Chen **212-832-3232**
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Ernst & Young LLP
(Name – *of individual, state last, first, middle name*)

787 Seventh Avenue	**New York**	**NY**	**10019**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- X Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 20 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*



OATH OR AFFIRMATION

I, Robert H. Steers ____________________, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Cohen & Steers Securities, Inc. ____________________, as of December 31, 20 01, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

MARCELLA VINEIS
Notary Public, State of New York
No. 31-01V5073040
Qualified in New York County
Commission Expires February 10, 2003

2/27/02
Notary Public

Signature

President
Title

This report** contains (check all applicable boxes):

- X (a) Facing page.
- X (b) Statement of Financial Condition.
- (c) Statement of Operations.
- (d) Statement of Cash Flows.
- (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims or Creditors.
- (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (I) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- X (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Schedule of Segregation Requirements and Funds in Segregation for Customers Trading on U.S. Commodity Exchanges.
- ☐ (p) Statement of Secured Amount and Funds Held in Separate Accounts for Foreign Futures and Options Customers Pursuant to Commission Regulation 30.7.
- (q) Supplemental Report of Independent Auditors on Internal Control Required by SEC Rule 17a-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STATEMENT OF FINANCIAL CONDITION

Cohen & Steers Securities, Inc.

December 31, 2001
with Report of Independent Auditors

Cohen & Steers Securities, Inc.

Statement of Financial Condition

December 31, 2001

Contents



Ernst & Young LLP
787 Seventh Avenue
New York, New York 10019

Phone: (212) 773-3000
www.ey.com

Report of Independent Auditors

To the Stockholders and Board of Directors of
Cohen & Steers Securities, Inc.

We have audited the accompanying statement of financial condition of Cohen & Steers Securities, Inc. (the "Company") as of December 31, 2001. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Cohen & Steers Securities, Inc. at December 31, 2001, in conformity with accounting principles generally accepted in the United States.

February 26, 2002

Ernst & Young LLP

Cohen & Steers Securities, Inc.

Statement of Financial Condition

December 31, 2001

Assets	
Cash and cash equivalents	$ 361,813
Investments	3,300
Distribution and service fees receivable	196,928
Deferred commission expense	1,594,815
Contingent deferred sales charge receivable	16,008
Commissions receivable	9,266
Other assets	101
Total assets	$ 2,182,231
Liabilities and stockholders' equity	
Liabilities:	
Commissions and service fees payable	$ 303,006
Accrued expenses	55,113
Taxes payable	535
	358,654
Stockholders' equity:	
Common stock, $0.01 par value; authorized 1,000 shares; issued and outstanding 100 shares	1
Additional paid-in capital	2,458,895
Accumulated deficit	(635,319)
Total stockholders' equity	1,823,577
Total liabilities and stockholders' equity	$ 2,182,231

See accompanying notes.

1. Organization

Cohen & Steers Securities, Inc. (the "Company") is a Delaware corporation which was organized on September 3, 1991. The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers, Inc. ("NASD"). The Company provides distribution services for Cohen & Steers Realty Shares, Inc. ("Realty Shares"), Cohen & Steers Institutional Realty Shares, Inc. ("Institutional Realty Shares"), Cohen & Steers Special Equity Fund, Inc. ("Special Equity Fund") and Cohen & Steers Equity Income Fund ("Equity Income Fund"), registered investment companies managed by Cohen and Steers Capital Management, Inc., an affiliate.

2. Significant Accounting Policies

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the statement of financial condition and accompanying notes. Actual results could differ from those estimates.

Cash and Cash Equivalents

For purposes of reporting cash flows, the Company considers all highly liquid debt instruments with maturities of three months or less to be cash equivalents.

The Company's cash and cash equivalents are principally on deposit with a major financial institution. The Company is subject to credit risk should this financial institution be unable to fulfill its obligations.

3. Deferred Commission Expense

Deferred commission expense represents the commissions paid by the Company from the distribution of Class B and C shares of the Equity Income Fund. The Company pays an upfront commission of 4% and 1% to selling brokers on the sale of Class B and C shares, respectively. Through August 1, 2001, the Company contracted with a third party to finance the deferred commission of Class B shares. Subsequent to August 1, 2001, the Company began financing the deferred commission internally. Deferred commission expense related to Class B shares will be recognized over a period of up to eight years to match the 12b-1 fees and contingent deferred sales charges earned by the Company, and deferred commission expense related to Class C shares is amortized over a period of one year.

4. Fair Value of Financial Instruments

The financial instruments of the Company, including cash and cash equivalents, investments and receivables, are reported in the Statement of Financial Condition at carrying amounts that approximate fair value.

5. Net Capital Requirements

As a registered broker-dealer with the Securities and Exchange Commission ("SEC") and a member of the National Association of Securities Dealers, Inc., the Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1). The SEC also provides that equity capital may not be withdrawn or cash dividends paid if certain net capital requirements are not met. The Company computes its net capital under the aggregate indebtedness method, which requires the maintenance of minimum net capital under the aggregate indebtedness method, which requires the maintenance of minimum net capital, as defined, equal to the greater of $5,000 or 6-2/3 percent of aggregate indebtedness, as defined. At December 31, 2001, the Company had net capital of $170,447 in excess of the required minimum of $23,910.

6. Related Party Transactions

A commitment to provide financial support to the Company for at least fifteen months if needed, has been given by certain shareholders of Cohen & Steers Capital Management, Inc., an affiliate. Such financial support will be sufficient for the Company to maintain capital in excess of the minimum requirement set out in Rule 15c3-1.

During the year, stockholders made capital contributions of approximately $1,700,000 to the Company.